150 Third Avenue South, Suite 2800
Howard H. Lamar III PHONE: (615) 742-6209 FAX: (615) 742-2709 E-MAIL: hlamar@bassberry.com	Nashville, TN 37201 (615) 742-6200

October 19, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on October 4, 2012

File No. 001-25225

Dear Mr. Orlic:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you conveyed during our October 10, 2012 telephone conversation concerning the Company’s Definitive Proxy Statement on Schedule 14A filed on October 4, 2012 (the “Definitive Proxy Statement”).

For your convenience, we have set out the substance1 of the Staff’s oral comment below, followed by the Company’s response.

Oral Staff Comment: Please supplementally provide additional information regarding the biographical information set forth in the Definitive Proxy Statement of the Company with respect to James W. Bradford.

[1]	The Staff’s oral comment is recounted based upon notes taken by Company counsel rather than a verbatim transcript of the Staff’s comment.

Securities and Exchange Commission

October 19, 2012

RESPONSE: AFG Industries, Inc. (“AFG”) was an integrated glass manufacturing and fabrication company. In 1984, Mr. Bradford was employed by AFG and served initially as its general counsel. In 1986, AFG, whose common stock had previously traded on the Nasdaq stock market, began trading on the New York Stock Exchange (“NYSE”). AFG was subsequently acquired and its common stock was de-listed from the NYSE in 1988. Mr. Bradford became president and chief executive officer of AFG in 1992 and served as president and chief executive officer until 1999.

Mr. Bradford was the president and chief executive officer of AFG. AFG was traded on the NYSE until its de-listing, which occurred during Mr. Bradford’s tenure with AFG but prior to his becoming president and chief executive officer. Mr. Bradford, as stated in the Company’s press release dated October 9, 2012, did not represent to the Company’s Board of Directors that AFG was publicly traded during the time he served as president and chief executive officer of AFG. Attached hereto as Exhibit A is a copy of the October 9, 2012 press release. In addition, for further clarity as to the Company’s response, attached hereto as Exhibit B is a letter setting forth the Company’s response to a books and records demand request made by counsel to Biglari Holdings Inc. in connection with these matters. Each of these exhibits was filed with the Commission as additional soliciting materials on Schedule 14A.

In the Company’s view, based upon Mr. Bradford’s experiences, including as a general counsel, as chief executive officer at AFG, as chief executive officer of United Glass Corporation and through his academic experience as Dean of Vanderbilt University’s Owen Graduate School of Management, he is highly experienced and well qualified to serve as a director of the Company.

The Company articulated publicly its regret as to any misunderstanding regarding Mr. Bradford’s professional background in its October 9, 2012 press release, as well as in a press release dated October 18, 2012 and a letter mailed to shareholders on the same date, both of which were filed with the Commission as additional soliciting materials on Schedule 14A on the same date (copies of the October 18, 2012 press release (which contains the text of the letter) and the letter itself are attached hereto as Exhibits C and D, respectively).

Securities and Exchange Commission

October 19, 2012

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III
Howard H. Lamar III

Enclosures

cc:	Michael J. Zylstra

Vice President, General Counsel and Corporate Secretary

Cracker Barrel Old Country Store, Inc.

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

Exhibit A

POST OFFICE BOX 787 LEBANON, TENNESSEE 37088-0787

Investor Contact:	Lawrence E. Hyatt, Senior Vice President and Chief Financial Officer
(615) 235-4432
Mark Harnett, MacKenzie Partners, Inc.
(212) 929-5877

Media Contact:	Julie K. Davis, Senior Director, Corporate Communications
(615) 443-9266
Ruth Pachman, Kekst and Company
(212) 521-4891

CRACKER BARREL RESPONDS TO BIGLARI QUESTION ABOUT PROXY

LEBANON, Tenn. October 9, 2012 – Cracker Barrel Old Country Store, Inc. (“Cracker Barrel” or the “Company”) (Nasdaq: CBRL) today responded to a letter sent to its Board of Directors by Sardar Biglari, Chairman and CEO of Biglari Holdings, on October 8, 2012, concerning the background of James W. Bradford, a member of Cracker Barrel’s Board of Directors and its incoming Chairman. In his letter, Mr. Biglari calls into question one aspect of Mr. Bradford’s credentials.

Mr. Bradford was appointed to the Cracker Barrel Board in July 2011 and will become the independent Chairman of the Board next month. Since 2005, he has served as Dean and Ralph Owen Professor for the Practice of Management at Vanderbilt University’s Owen Graduate School of Management. He served as President and CEO of United Glass Corporation, a global glass fabricator, from 1999 to 2001, and as President and CEO of AFG Industries Inc., a vertically integrated glass manufacturing and fabrication company, from 1992 to 1999. Mr. Bradford first joined AFG Industries in 1984 as its general counsel, and during a portion of his tenure as general counsel the company was listed on the New York Stock Exchange (NYSE). AFG Industries was taken private in 1988 and Mr. Bradford subsequently became President and CEO, thus leading a sizable corporation that had formerly been an NYSE-listed company.

Mr. Bradford did not represent to the Company’s Board that AFG was publicly traded during the time he served as CEO of that company. However, the wording of the Company’s proxy statement and subsequent statements was presented in a manner that suggested the contrary. The Company regrets any resulting misunderstanding. The facts remain that Mr. Bradford was indeed the CEO of AFG Industries and AFG Industries was an NYSE-listed company while Mr. Bradford was the general counsel and prior to his assuming the role of CEO.

Mr. Bradford’s extensive business and academic experience is beyond reproach, and he has already contributed significantly to the Company’s Board, as one of several new directors who have helped to oversee the Company’s successful operating performance over the past year.

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Cracker Barrel Chief Executive Officer Sandra B. Cochran said: “The accusations and innuendo in Mr. Biglari’s letter represent a continuation of his contentious rhetoric. We urge shareholders not to be distracted by Mr. Biglari’s proxy fight and instead focus on the Company’s business and strong operating results.”

About Cracker Barrel

Cracker Barrel Old Country Store restaurants provide a friendly home-away-from-home in their old country stores and restaurants. Guests are cared for like family while relaxing and enjoying real home-style food and shopping that’s surprisingly unique, genuinely fun and reminiscent of America’s country heritage…all at a fair price. The restaurant serves up delicious, home-style country food such as meatloaf and homemade chicken n’ dumplins as well as its signature biscuits using an old family recipe. The authentic old country retail store is fun to shop and offers unique gifts and self-indulgences.

Headquartered in Lebanon, Tennessee, Cracker Barrel Old Country Store, Inc. (Nasdaq: CBRL) was established in 1969 and operates 620 company-owned locations in 42 states. Every Cracker Barrel unit is open seven days a week with hours Sunday through Thursday, 6 a.m. — 10 p.m., and Friday and Saturday, 6 a.m. - 11 p.m. For more information, visit: crackerbarrel.com.

Important Additional Information

Cracker Barrel, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Cracker Barrel shareholders in connection with the matters to be considered at Cracker Barrel’s 2012 Annual Meeting. On October 4, 2012, Cracker Barrel filed a definitive proxy statement (as it may be amended, the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Cracker Barrel shareholders. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement, including Annex A thereto. Shareholders can obtain the Proxy Statement, any amendments or supplements to the Proxy Statement and other documents filed by Cracker Barrel with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of our corporate website at www.crackerbarrel.com.

CBRL-F

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Exhibit B

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

October 15, 2012

Steve Wolosky, Esq.

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

Re:	Demand Pursuant to Tennessee Code Annotated Section 48-26-102

Dear Messrs. Wolosky and Neidell:

We write on behalf of our client, Cracker Barrel Old Country Store, Inc. (“Cracker Barrel” or the “Company”), in response to Mr. Wolosky’s letter dated October 11, 2012 (the “Demand Letter”), in which you purport to make a demand pursuant to T.C.A. § 48-26-102 on behalf of your client, Biglari Holdings Inc. (“Biglari Holdings”). As a threshold matter, the demand set forth in the Demand Letter does not comply with Section 48-26-102. Cracker Barrel considers Biglari Holdings’ demand not to have been made in good faith or for a proper purpose, as required by the statute. Instead, Cracker Barrel believes that Biglari Holdings’ purpose is to impugn the integrity of Cracker Barrel and its incoming Chairman, James W. Bradford, in order to obtain a perceived advantage in Biglari Holdings’ pending proxy contest.

Cracker Barrel rejects the characterization of events contained in the Demand Letter, and believes that the Company’s press release dated October 9, 2012 constitutes a full explanation of any misunderstandings that may have arisen due to the wording of certain of the Company’s public statements about Mr. Bradford’s business background from over two decades ago. In Cracker Barrel’s view, the accusations by Biglari Holdings and its CEO, Sardar Biglari, amount to nothing more than contentious rhetoric designed to direct the attention of shareholders away from what is really important: Cracker Barrel’s strong performance and strong outlook for the future. There is no support for the allegations contained in the Demand Letter.

In addition to being made for an improper and vexatious purpose, Biglari Holdings’ demand exceeds the permissible scope of a request made under T.C.A. § 48-26-102. Section 48-26-102(b) permits shareholders to request and inspect the following limited categories of books and records:

•

“Excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders, and records of action taken by the shareholders or board of directors without a meeting, to the extent not subject to inspection under subsection (a);

•	Accounting records of the corporation; and

•	The record of shareholders.”

Therefore, even if Biglari Holdings had set forth in good faith a proper purpose for its demand, it is not entitled to the seven categories of books and records requested in the Demand Letter, with the exception of relevant excerpts of minutes of meetings of the Board of Directors (“Board”) that are relevant to such purpose.

Solely in the interest, however, of resolving in a fully transparent manner the misunderstanding in question, and expressly reserving the foregoing objections regarding the impropriety of Biglari Holdings’ demand, Cracker Barrel has determined to provide Biglari Holdings with the following materials:

•

Relevant excerpts from minutes of the May 25-26, 2011 Board meeting at which Board succession and certain candidates, inclusive of Mr. Bradford, were addressed and minutes of the July 27-28, 2011 Board meeting at which Mr. Bradford was further evaluated, recommended and elected as a member of the Board, attached hereto as Exhibit A;

•

Relevant excerpts from minutes of the December 20, 2011 meeting of the Board at which Mr. Bradford was elected Chairman of the Nominating and Corporate Governance Committee, attached hereto as Exhibit B; and

•	Relevant excerpts from minutes of the July 25-26, 2012 meeting of the Board at which Mr. Bradford was elected to succeed Mr. Woodhouse as Chairman of the Board, attached hereto as Exhibit C.

Although clearly not required by the statute, Cracker Barrel is also providing the following additional materials:

•	Relevant excerpts from meetings of the Nominating and Corporate Governance Committee of the Board regarding director succession and Mr. Bradford, attached hereto as Exhibit D;

•

The biographical description provided in March 2011 to the Nominating and Corporate Governance Committee regarding Mr. Bradford, and subsequently provided to the full Board, attached hereto as Exhibit E; and

•	Relevant excerpts from Mr. Bradford’s 2011 and 2012 Director & Officer Questionnaires, attached hereto as Exhibit F and Exhibit G, respectively.

This information clearly demonstrates, as Cracker Barrel has previously stated in its October 9 press release, that Mr. Bradford did not represent to the Board that AFG Industries, Inc. was publicly traded during the time he served as CEO of that Company. At this point, Cracker Barrel has taken all appropriate steps to correct any misunderstanding that may have arisen from the wording contained in the Company’s public statements regarding Mr. Bradford. We trust that these materials further clarify and provide a final resolution of this matter.

Please do not hesitate to contact the undersigned should you have any questions or concerns.

Very truly yours,

/s/ Howard H. Lamar III
Howard H. Lamar III

cc:	Michael J. Zylstra, Vice President, General Counsel and Secretary
Sandra B. Cochran, President and Chief Executive Officer
Michael A. Woodhouse, Executive Chairman of the Board
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz

EXHIBIT A

Relevant Excerpt from May 25-26, 2011 Board of Directors Meeting:

…Mr. Dale then reported on the status of the Board succession process. He reported that the Nominating and Corporate Governance Committee had found and interviewed four excellent potential candidates, and the bios of these persons had been provided to Board members.

Relevant Excerpt from July 27-28, 2011 Board of Directors Meeting:

ESTABLISHMENT OF BOARD SIZE

Mr. Woodhouse noted that the next order of business was to consider enlarging the Board to 11 members in accordance with the Company’s Bylaws to facilitate the election of James Bradford to the Board. Upon motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, that, pursuant to Article 2, Section 2.1 of the Bylaws of Cracker Barrel Old Country Store, Inc., (the “Company”), the size of the Company’s Board of Directors shall be, and it hereby is, set at eleven (11) members, effective immediately.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

Mr. Woodhouse then recognized Mr. Dale and called upon him to give the report of the Nominating and Corporate Governance Committee. Mr. Dale noted that the Committee had completed its interviews and consideration of James Bradford, Dean of the Owen Graduate School of Management at Vanderbilt University, had reviewed his background and the Corporate Governance Guidelines of the Company as to director qualifications, and, having found Mr. Bradford eminently qualified to serve on the Board, by Committee motion, moved his election. Mr. Dale also noted that the Nominating and Corporate Governance Committee further supported a modification of the Corporate Governance Guidelines of the Company to allow the Board to determine that simultaneous service on three or more public company boards by a particular candidate may not impair such candidate’s ability to effectively serve on the Board. At the conclusion of Mr. Dale’s report, upon a Committee motion requiring no second, the following resolutions were unanimously adopted:

RESOLVED, that, pursuant to Article 2, Section 2.5 of the Bylaws of Cracker Barrel Old Country Store, Inc., (the “Company”), the Company’s Board of Directors hereby elects and appoints James W. Bradford as director of the Company to fill the current vacancy on the Board of Directors and to serve until the Company’s next annual meeting of the shareholders and until his successor is duly elected and qualified; and

FURTHER RESOLVED, that the Corporate Governance Guidelines of the Company be amended to allow the Board to determine that simultaneous service on three or more public company boards by a particular candidate may not impair such candidate’s ability to effectively serve on the Board.

EXHIBIT B

Relevant Excerpt from December 20, 2011 Board of Directors Meeting:

COMMITTEE APPOINTMENTS

Mr. Woodhouse next turned the meeting to the approval of the Nominating and Corporate Governance Committee’s recommendations for membership of the committees of the Board and their respective chairs. Following discussion, upon motion duly made and seconded, the following resolutions were unanimously adopted:

WHEREAS, pursuant to Section 4 paragraph 4 of the Company’s Corporate Governance Guidelines, the Committee has recommended to the Board of Directors individuals to serve as the members and respective chairs of each of the committees of the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED, that each of the following directors is elected as members of the respective committees of the Board of Directors set forth below, to serve as members of such committees until his or her successor is duly appointed or until his or her earlier death, resignation or removal:

Audit Committee

Richard J. Dobkin, Chairman

James W. Bradford

Robert V. Dale

William W. McCarten

Compensation Committee

Coleman H. Peterson, Chairman

Robert V. Dale

Richard J. Dobkin

Charles E. Jones, Jr.

Andrea M. Weiss

Nominating and Corporate Governance Committee

James W. Bradford, Chairman

Robert V. Dale

William W. McCarten

Martha M. Mitchell

Public Responsibility Committee

Martha M. Mitchell, Chairman

B.F. “Jack” Lowery

Coleman H. Peterson

Andrea M Weiss

Executive Committee

Michael A. Woodhouse, Chairman

James W. Bradford

Sandra B. Cochran

Robert V. Dale

Richard J. Dobkin

Martha M. Mitchell

Coleman H. Peterson

EXHIBIT C

Relevant Excerpt from July 25-26, 2012 Board of Directors Meeting:

At this time, Mr. Woodhouse requested that Mr. Bradford depart from the meeting. The directors then further addressed the possibility of Mr. Bradford to succeed Mr. Woodhouse upon his retirement as Chairman of the Board. The directors discussed the position and Mr. Bradford’s skills and qualifications to serve the Company in such capacity. Following discussion, upon a motion duly made and seconded, the directors unanimously elected Mr. Bradford to succeed Mr. Woodhouse as Chairman of the Board at such time upon the effectiveness of Mr. Woodhouse’s retirement from service as Executive Chairman (as to be finalized in the amendment to his Employment Agreement and currently anticipated for November 2012) and to serve at the pleasure of the Board of Directors.

EXHIBIT D

Relevant Excerpt from March 23, 2011 Nominating and Corporate Governance Committee Meeting:

DISCUSSION OF BOARD COMPOSTION AND SUCCESSION PLANS

Mr. Dale then led a discussion regarding ten candidates for nomination to the Board that Board members had submitted to Mr. Dale. The bios and other information on the ten candidates had been provided to Committee members prior to the meeting. After discussion, Mr. Dale suggested to the Committee those four who appeared to be the leading candidates and the other Committee members agreed. The consensus of the Committee was that the process going forward would be to confirm with each of those four candidates that they would be willing to serve if nominated, to have each of those candidates meet with Mr. Woodhouse and Ms. Cochran and thereafter, to have each candidate meet with the Committee. Committee members also agreed that this process did not rule out other candidates.

Relevant Excerpt from May 26, 2011 Nominating and Corporate Governance Committee Meeting:

EXECUTIVE SESSION

Mr. Dale then excused Mr. Shoaf from the meeting and requested Messrs. Woodhouse, Brown and White to remain. Mr. Dale then began by expressing his view that the Committee had found and interviewed four excellent potential candidates, the bios of which had been provided to Board members.

Relevant Excerpt from July 21, 2011 Nominating and Corporate Governance Committee Meeting:

CONSIDERATION OF BOARD CANDIDATE

Mr. Dale noted that the only item of business was the further consideration of James Bradford, the Dean of the Vanderbilt University Owen Graduate School of Management, as a potential Board member. Mr. Dale then invited Committee members to provide their impressions of Mr. Bradford. Thereafter, the Committee members collectively discussed and reviewed Mr. Bradford’s qualifications to serve as a director of the Company. After discussion, the Committee unanimously concluded that Mr. Bradford was imminently qualified to serve and would make a valuable member of the Board. The Committee then unanimously directed Mr. Dale to invite Mr. Bradford to join the Board, subject to approval of the Company’s Board of Directors following the recommendation of the Committee (and subject to the Company’s background check protocol).

Relevant Excerpt from July 25, 2011 Nominating and Corporate Governance Committee Meeting:

In addition, the Committee discussed the potential announcement of James Bradford, as a new director, and the possibility of director resignations or determinations not to stand for re-election. At this time, the committee engaged in a broad discussion of these matters and further discussion regarding an anticipated response from Mr. Bradford.

EXHIBIT E

JIM W. BRADFORD

Dean

Ralph Owen Professor for the Practice of Management

Discipline(s):

- Strategy and Business Economics

Area(s) of Expertise:

Mergers and acquisitions, employment, financing, business structures, global and domestic business strategy, entrepreneurship.

Course(s) Taught:

- MGT 552: Strategic Applications and Competitive Analysis

Education:

B.A., University of Florida, 1969

J.D., Vanderbilt University, 1973

Biography:

Jim Bradford brings extensive business experience and a deep commitment to Owen’s mission to his role as Dean of Owen Graduate School of Management.

Jim joined Owen from industry, having served as President and CEO for AFG Industries, Inc., North America’s largest vertically-integrated glass manufacturing and fabrication company. He was responsible for the Americas operations of the multi-divisional organization, which, in 1992, became part of Asahi Glass Co., the world’s largest company in that category. Most recently, he served as President and CEO of United Glass Corporation, a consolidation of domestic glass fabricators in the United States and Canada.

Jim originally came to Owen in 2002 to “give back” to his alma mater by teaching and mentoring the next generation of leadership. His interactive and thought-provoking strategy classes and Saturday student/faculty bike rides quickly made him a favorite within the Owen community. In addition, his “real world” business experience and leadership skills were quickly recognized by both Owen and Vanderbilt senior administrators. He was asked to serve as Associate Dean overseeing Corporate Relations, Admissions, and the Career Management Center in 2003 and upon Dean Christie’s resignation in June 2004, the Vanderbilt Provost handed him the reigns as Acting Dean. He became Dean in March 2005.

Bradford earned a B.A. University of Florida and his JD with numerous honors from Vanderbilt Law School. His employment history also includes 11 years of private legal practice and serving as General Counsel for AFG Industries, Inc. during its years as a publicly traded company. His academic areas of interest are primarily in global and domestic corporate business strategy and competitive analysis. He is the recipient of the Owen Teaching Award.

He currently serves on the board of directors for Clarcor Corporation, Genesco, Inc. and Granite Construction. He also serves on the Harpeth Capital Investment Banking Advisory Board, is an ex-officio board member of the Nashville Health Care Council and a member of the Nashville Chamber of Commerce Partnership 2010. Jim is active in community affairs and environmental/conservancy organizations. He enjoys time with his family - his wife, Susan, and four adult children and many grandchildren. He is an accomplished photographer, plays the dulcimer, and is an avid bicyclist.

EXHIBIT F

Relevant Excerpt from 2011 Director Questionnaire:

3. Please list the particular experience, qualifications, attributes or skills that you believe qualify you to serve as a director of the Company and should be taken into account by the Board of Directors in nominating you as a director of the Company. [Reg. S-K, Item 401(e)(1)]

My employment history includes serving as an officer, general counsel and later CEO/President of AFG Industries, Inc. and United Glass Corporation for 10 years prior to joining Vanderbilt as Dean. I have extensive leadership, global management, and operations experience. I teach advanced strategy programs [&] have financial expertise and experience. [The response is transcribed from the handwritten original questionnaire. Mr. Bradford’s faculty profile from Vanderbilt University, where he serves as Dean of the Owen Graduate School of Management, was also appended to the questionnaire in supplement to his handwritten response and is attached hereto as part of this Exhibit F.]

Faculty Profile

Browse Faculty by Name | by Subject Area

James W. Bradford

Dean and Ralph Owen Professor for the Practice of Management

Subject Area(s): Strategy and Business Economics

James W. (Jim) Bradford is dean of the Vanderbilt Owen Graduate School of Management, and also serves as the Ralph Owen Professor for the Practice of Management. He was appointed dean in March 2005 after serving as acting dean for nine months. Since joining Owen in 2002, he has also served as clinical assistant professor of management and associate dean of corporate relations.

During his tenure as dean, Bradford has spearheaded the development and launch of four innovative, market-driven and immersion-based programs at Owen, including the Health Care MBA, master’s degrees in finance and accountancy, and Accelerator, a 30-day summer intensive for highly qualified undergraduates. In 2006, he established a Board of Visitors comprised of leading corporate executives to further strengthen Owen’s connection and relevance to the national and international business communities, and has formed additional advisory boards for the health care and accountancy degree programs. His leadership has resulted in a more than 300 percent increase in annual giving to date.

An experienced corporate executive, Bradford previously served as president and CEO of United Glass Corporation and AFG Industries Inc., North America’s largest vertically integrated glass manufacturing and fabrication company. Prior, he served as AFG’s general counsel and spent 11 years in private law practice. Bradford earned his bachelor’s degree in political science from, the University of Florida and his law degree from Vanderbilt. He completed the Advanced Management Program at the Harvard Business School in 1997.

He currently serves on the board of directors for several leading companies and organizations, including CLARCOR Inc. (Corporate Governance, and Compensation and Stock Options Committees); Genesco (Finance and Governance Committees); Granite Construction, one of Fortune’s 100 best companies to work for in 2007 (Audit Committee and Chair of Strategic Planning Committee); and the Graduate Management Admissions Council. He also serves on Advisory Boards at Harpeth Capital (Investment Banking) and the Nashville Health Care Council. An ex-officio board member of the Nashville Health Care Council, Bradford is active in the Nashville Chamber of Commerce’s Partnership 2010, a regional economic development initiative, and is a candidate for Leadership Nashville, an independent executive leadership program for community leaders.

EXHIBIT G

Relevant Excerpt from 2012 Director Questionnaire:

3. Please list the particular experience, qualifications, attributes or skills that you believe qualify you to serve as a director of the Company and should be taken into account by the Board of Directors in nominating you as a director of the Company. [Reg. S-K, Item 401(e)(1)]

Employment history includes serving as an Officer, General Counsel and later CEO/President of AFG Industries, Inc. and United Glass Corporation for 10 years prior to joining Vanderbilt as a Dean. Experience and skills include extensive leadership, global management and operational experience.

Exhibit C

Investor Contact:	Lawrence E. Hyatt, Senior Vice President and Chief Financial Officer (615) 235-4432 Mark Harnett, MacKenzie Partners, Inc. (212) 929-5877

Media Contact:	Julie K. Davis, Senior Director, Corporate Communications (615) 443-9266 Ruth Pachman, Kekst and Company (212) 521-4891

CRACKER BARREL QUESTIONS QUALIFICATIONS, MOTIVES OF BIGLARI AND COOLEY IN BIDS

FOR BOARD SEATS

•	In Letter to Shareholders, CEO Cochran Highlights Exceptional Performance of Cracker Barrel’s Business and Stock Price in Last Year

•	Cites Biglari’s History of ‘Creeping Takeover,’ Intemperate Rhetoric and Poor Corporate Governance

LEBANON, Tenn. October 18, 2012 – Cracker Barrel Old Country Store, Inc. (“Cracker Barrel” or the “Company”) (Nasdaq: CBRL) today sent a letter from Sandra B. Cochran, President and Chief Executive Officer, to shareholders strongly urging them to reaffirm their support for the Company and its exceptional performance over the past year by voting for the Company’s highly qualified slate of nominees to the Board of Directors at the Annual Meeting on November 15, 2012.

In the letter, Ms. Cochran urged shareholders to reject two self-nominated candidates – Sardar Biglari and Phil Cooley – who the Company believes may be attempting to gain creeping control of Cracker Barrel. She noted that Mr. Biglari, after failing to gain a Board seat last year, has returned with Mr. Cooley to seek two Board seats, engaging in what the Company views as intemperate rhetoric, an unknown agenda, and a record of poor corporate governance.

Ms. Cochran wrote: “Mr. Biglari remains inexplicably insistent in his campaign against Cracker Barrel and our Board’s nominees – despite the addition of seven new directors in the past 18 months, our accomplishments on key financial and operational objectives and a 68.4% appreciation in the value of the Company’s shares since the initiation of our strategic priorities announced in September of last year.”1

[1]	Share appreciation calculated from the closing price on September 12, 2011, the day before the announcement of the Company’s strategic priorities, through September 28, 2012.

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She concluded: “Your Board of Directors strongly believes that electing Mr. Biglari or Mr. Cooley to our Board would be contrary to your best interests at precisely the point when our business is showing strong performance based on a robust business plan that we continue to successfully implement. We urge you to support all ten of your Board’s nominees.”

Text of Letter from Ms. Cochran to Cracker Barrel Shareholders:

October 18, 2012

Dear Cracker Barrel Shareholders:

We are pleased that on November 15, 2012, you will have the opportunity to reaffirm your support for Cracker Barrel Old Country Store and our exceptional performance over the past year by voting for our highly qualified slate of Board nominees at our annual meeting.

The alternative is a vote for two self-nominated individuals – Sardar Biglari and Phil Cooley – who are pursuing not one, but two seats on our Board in what we believe is an attempt at creeping control of Cracker Barrel. After a failed attempt to gain a Board seat for himself last year, Sardar Biglari has returned with what we view as intemperate rhetoric, an unknown agenda and a record of poor corporate governance.

Mr. Biglari remains inexplicably insistent in his campaign against Cracker Barrel and our Board’s nominees – despite the addition of seven new directors in the past 18 months, our accomplishments on key financial and operational objectives and a 68.4% appreciation in the value of the Company’s shares since the initiation of our strategic priorities announced in September of last year1. Our track record during this time, both at the Board level as well as with regard to ongoing execution of corporate objectives, leads us to ask the obvious questions – what is it that Mr. Biglari really wants and why?

First, we believe that Sardar Biglari’s true intentions may be to take control of Cracker Barrel without paying shareholders a premium.

Mr. Biglari himself has been candid that the primary objective of his acquisition vehicle through which he owns Cracker Barrel stock, Biglari Holdings, is about gaining control and exerting power. Consider the following:

“We, however, are control investors.” (BH Letter from the Chairman, 12/10/11)

“Biglari Holdings is a jockey stock. You are choosing the jockey; I am choosing the horses. It would be asinine to bet on the jockey and then deny him the saddle or whip.” (BH Letter from the Chairman, 12/10/11)

After several meetings with management as well as the failed proxy fight last year, Mr. Biglari continues to produce rhetoric without tangible ideas or suggestions for what changes he believes are necessary. Moreover, he remains unwilling to work with us constructively, having turned down our offer to nominate two independent directors of his choosing – an offer we believe should have satisfied him if his desire was really for “shareholder representation.” From our perspective, however, it appears that he is not truly interested in representation, but rather is looking for a platform to pursue his own agenda and, potentially, to exercise creeping control resulting in a takeover without paying you an appropriate premium.

[1]	Share appreciation calculated from the closing price on September 12, 2011, the day before the announcement of the Company’s strategic priorities, through September 28, 2012.

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At the same time, we believe Mr. Biglari’s contradictory statements and actions create even more questions around his true objectives. In a press release last year, Mr. Biglari made the following statements:

“Our intention was that even if we were to purchase additional stock, we would keep ownership well under 20% . . . . [W]e have purchased stock for investment purposes only.” (BH press release, 9/23/11)

Despite these assertions, Biglari Holdings (1) ran a proxy fight last year for one Board seat, (2) immediately after losing the proxy fight, began aggressively buying more Cracker Barrel stock, and (3) launched a new proxy fight this year, seeking two Board seats this time. We believe these actions speak louder than words, as investors who are buying for “investment purposes only” do not wage multiple proxy contests, particularly at a time when the target corporation is performing as well as we are. With a position that recently reached 17.4%, Biglari Holdings is getting very close to a 20% stake in Cracker Barrel.

With Mr. Biglari’s history of creeping control – having built Biglari Holdings with the takeover of Steak ‘n Shake without paying a premium to its shareholders, naming himself as Chairman and CEO, and ultimately creating a holding company named after himself – we are concerned as to what step would be next should he get a seat or two on our Board. We urge you to consider whether Mr. Biglari’s history suggests an undisclosed agenda here and whether he and Phil Cooley are right for our Board.

Second, we believe Mr. Biglari’s track record of poor corporate governance tactics speaks for itself.

While your revitalized Board of Directors at Cracker Barrel has been overseeing a variety of successful initiatives to drive increasing shareholder value, Mr. Biglari has been pursuing initiatives at Biglari Holdings that appear to have been objectionable even to his own shareholders. Consider the following three proposed actions that have all been deferred and/or amended in the face of shareholder opposition:

•

Excessive compensation. Mr. Biglari attempted to get shareholder approval for an uncapped compensation scheme for himself, a deal similar to the profit-sharing compensation plans often used at hedge funds and private equity investment firms, even though he runs a publicly traded restaurant holding company. Mr. Biglari scaled back the plan only after both ISS and his shareholders expressed their disapproval.

•

Disenfranchising capital structure. Mr. Biglari is once again proposing shareholder approval of a two-class capital structure so he can make acquisitions that don’t dilute his voting power – after canceling a planned shareholder meeting to consider the plan last year in response to shareholder objections. The top two leading proxy advisory firms, ISS and Glass Lewis, have already recommended that Biglari Holdings shareholders vote against this proposal.

•

Reverse stock splits to freeze out small shareholders. Mr. Biglari engineered a 1-for-20 reverse stock split, and announced plans in 2011 for a further 1-for-15 reverse stock split that would have forced many small investors to be cashed out from their shares. The second reverse stock split was tabled following shareholder opposition.

- more -

In addition, we believe that Mr. Biglari showed a disregard for federal law in causing Biglari Holdings to acquire Cracker Barrel stock in violation of applicable antitrust law. Biglari Holdings paid $850,000 to settle charges brought by the Federal Trade Commission and the Department of Justice with respect to this violation, which the chairman of the Federal Trade Commission characterized as an abuse of the antitrust law’s “passive investment” exemption.

Finally, we believe your current Board’s track record is self-evident and you should not risk disrupting our positive momentum.

Cracker Barrel’s recently revitalized Board of Directors, including Jim Bradford, our incoming Board Chairman, will continue to oversee our progress and strong execution. In prior communications, we described one element of Mr. Bradford’s background as a “former NYSE company CEO,” suggesting that he had served as CEO of that company while it was publicly traded rather than after it was taken private. We sincerely regret any misunderstanding this may have caused, but want to stress that this description does not change the enormous value and vast experience Mr. Bradford brings to our Board. We are confident that we can continue to execute on our strategy just as we did last year, further creating value for you, our shareholders.

In sum, while it’s important to recognize why Mr. Biglari is WRONG for Cracker Barrel, given our extremely successful year and our intent to leverage our current momentum to drive results, we also want to focus on why we firmly believe our existing slate of Board nominees is RIGHT for Cracker Barrel. Together with our Board, Cracker Barrel management will continue to regularly evaluate opportunities for improvement on all fronts: financially, operationally and strategically. We have updated our business priorities to keep the bar high and strive for better results. Our results for 2012 are evident not only in our bottom line, but in our stock price, and we hope you’ve benefitted from these successes. We believe we have a very strong and engaged Board in place, and the addition of Mr. Biglari or Mr. Cooley would be detrimental to the functioning of the Board and our ongoing progress.

Your Board of Directors strongly believes that electing Mr. Biglari or Mr. Cooley to our Board would be contrary to your best interests at precisely the point when our business is showing strong performance based on a robust business plan that we continue to successfully implement. We urge you to support all ten of your Board’s nominees.

To support your Board, vote the enclosed WHITE card and vote “FOR ALL” of the Company’s nominees to the Board. To ensure that your vote is received in time, vote by telephone or Internet by following the instructions on the Company’s WHITE card. We urge you NOT to sign any gold proxy card sent to you by Mr. Biglari. Even a withhold vote for Mr. Biglari and Mr. Cooley on his gold proxy card will cancel any previous proxy that you previously submitted to vote “FOR ALL” the Company’s nominees as it is only the latest dated proxy card that will be counted at the shareholder meeting.

If you have any questions or require assistance with voting your WHITE proxy card, please call MacKenzie Partners, Inc., toll-free, at (800) 322-2885.

Sincerely,

Sandra B. Cochran

President and Chief Executive Officer

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About Cracker Barrel

Cracker Barrel Old Country Store restaurants provide a friendly home-away-from-home in their old country stores and restaurants. Guests are cared for like family while relaxing and enjoying real home-style food and shopping that’s surprisingly unique, genuinely fun and reminiscent of America’s country heritage…all at a fair price. The restaurant serves up delicious, home-style country food such as meatloaf and homemade chicken n’ dumplins as well as its signature biscuits using an old family recipe. The authentic old country retail store is fun to shop and offers unique gifts and self-indulgences.

Headquartered in Lebanon, Tennessee, Cracker Barrel Old Country Store, Inc. (Nasdaq: CBRL) was established in 1969 and operates 620 company-owned locations in 42 states. Every Cracker Barrel unit is open seven days a week with hours Sunday through Thursday, 6 a.m. – 10 p.m., and Friday and Saturday, 6 a.m. – 11 p.m. For more information, visit: crackerbarrel.com.

Important Additional Information

Cracker Barrel, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Cracker Barrel shareholders in connection with the matters to be considered at Cracker Barrel’s 2012 Annual Meeting. On October 4, 2012, Cracker Barrel filed a definitive proxy statement (as it may be amended, the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Cracker Barrel shareholders. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement, including Annex A thereto. Shareholders can obtain the Proxy Statement, any amendments or supplements to the Proxy Statement and other documents filed by Cracker Barrel with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of our corporate website at www.crackerbarrel.com.

- end -

Exhibit D

October 18, 2012

Dear Cracker Barrel Shareholders:

We are pleased that on November 15, 2012, you will have the opportunity to reaffirm your support for Cracker Barrel Old Country Store and our exceptional performance over the past year by voting for our highly qualified slate of Board nominees at our annual meeting.

The alternative is a vote for two self-nominated individuals – Sardar Biglari and Phil Cooley – who are pursuing not one, but two seats on our Board in what we believe is an attempt at creeping control of Cracker Barrel. After a failed attempt to gain a Board seat for himself last year, Sardar Biglari has returned with what we view as intemperate rhetoric, an unknown agenda and a record of poor corporate governance.

Mr. Biglari remains inexplicably insistent in his campaign against Cracker Barrel and our Board’s nominees – despite the addition of seven new directors in the past 18 months, our accomplishments on key financial and operational objectives and a 68.4% appreciation in the value of the Company’s shares since the initiation of our strategic priorities announced in September of last year1. Our track record during this time, both at the Board level as well as with regard to ongoing execution of corporate objectives, leads us to ask the obvious questions – what is it that Mr. Biglari really wants and why?

First, we believe that Sardar Biglari’s true intentions may be to take control of Cracker Barrel without paying shareholders a premium.

Mr. Biglari himself has been candid that the primary objective of his acquisition vehicle through which he owns Cracker Barrel stock, Biglari Holdings, is about gaining control and exerting power. Consider the following:

“We, however, are control investors.” (BH Letter from the Chairman, 12/10/11)

“Biglari Holdings is a jockey stock. You are choosing the jockey; I am choosing the horses. It would be asinine to bet on the jockey and then deny him the saddle or whip.” (BH Letter from the Chairman, 12/10/11)

After several meetings with management as well as the failed proxy fight last year, Mr. Biglari continues to produce rhetoric without tangible ideas or suggestions for what changes he believes are necessary. Moreover, he remains unwilling to work with us constructively, having turned down our offer to nominate two independent directors of his choosing – an offer we believe should have satisfied him if his desire was really for “shareholder representation.” From our perspective, however, it appears that he is not truly interested in representation, but rather is looking for a platform to pursue his own agenda and, potentially, to exercise creeping control resulting in a takeover without paying you an appropriate premium.

[1]	Share appreciation calculated from the closing price on September 12, 2011, the day before the announcement of the Company’s strategic priorities, through September 28, 2012.

At the same time, we believe Mr. Biglari’s contradictory statements and actions create even more questions around his true objectives. In a press release last year, Mr. Biglari made the following statements:

“Our intention was that even if we were to purchase additional stock, we would keep ownership well under 20% . . . . [W]e have purchased stock for investment purposes only.” (BH press release, 9/23/11)

Despite these assertions, Biglari Holdings (1) ran a proxy fight last year for one Board seat, (2) immediately after losing the proxy fight, began aggressively buying more Cracker Barrel stock, and (3) launched a new proxy fight this year, seeking two Board seats this time. We believe these actions speak louder than words, as investors who are buying for “investment purposes only” do not wage multiple proxy contests, particularly at a time when the target corporation is performing as well as we are. With a position that recently reached 17.4%, Biglari Holdings is getting very close to a 20% stake in Cracker Barrel.

With Mr. Biglari’s history of creeping control – having built Biglari Holdings with the takeover of Steak ‘n Shake without paying a premium to its shareholders, naming himself as Chairman and CEO, and ultimately creating a holding company named after himself – we are concerned as to what step would be next should he get a seat or two on our Board. We urge you to consider whether Mr. Biglari’s history suggests an undisclosed agenda here and whether he and Phil Cooley are right for our Board.

Second, we believe Mr. Biglari’s track record of poor corporate governance tactics speaks for itself.

While your revitalized Board of Directors at Cracker Barrel has been overseeing a variety of successful initiatives to drive increasing shareholder value, Mr. Biglari has been pursuing initiatives at Biglari Holdings that appear to have been objectionable even to his own shareholders. Consider the following three proposed actions that have all been deferred and/or amended in the face of shareholder opposition:

•

Excessive compensation. Mr. Biglari attempted to get shareholder approval for an uncapped compensation scheme for himself, a deal similar to the profit-sharing compensation plans often used at hedge funds and private equity investment firms, even though he runs a publicly traded restaurant holding company. Mr. Biglari scaled back the plan only after both ISS and his shareholders expressed their disapproval.

•

Disenfranchising capital structure. Mr. Biglari is once again proposing shareholder approval of a two-class capital structure so he can make acquisitions that don’t dilute his voting power – after canceling a planned shareholder meeting to consider the plan last year in response to shareholder objections. The top two leading proxy advisory firms, ISS and Glass Lewis, have already recommended that Biglari Holdings shareholders vote against this proposal.

•

Reverse stock splits to freeze out small shareholders. Mr. Biglari engineered a 1-for-20 reverse stock split, and announced plans in 2011 for a further 1-for-15 reverse stock split that would have forced many small investors to be cashed out from their shares. The second reverse stock split was tabled following shareholder opposition.

In addition, we believe that Mr. Biglari showed a disregard for federal law in causing Biglari Holdings to acquire Cracker Barrel stock in violation of applicable antitrust law. Biglari Holdings paid $850,000 to settle charges brought by the Federal Trade Commission and the Department of Justice with respect to this violation, which the chairman of the Federal Trade Commission characterized as an abuse of the antitrust law’s “passive investment” exemption.

Finally, we believe your current Board’s track record is self-evident and you should not risk disrupting our positive momentum.

Cracker Barrel’s recently revitalized Board of Directors, including Jim Bradford, our incoming Board Chairman, will continue to oversee our progress and strong execution. In prior communications, we described one element of Mr. Bradford’s background as a “former NYSE company CEO,” suggesting that he had served as CEO of that company while it was publicly traded rather than after it was taken private. We sincerely regret any misunderstanding this may have caused, but want to stress that this description does not change the enormous value and vast experience Mr. Bradford brings to our Board. We are confident that we can continue to execute on our strategy just as we did last year, further creating value for you, our shareholders.

In sum, while it’s important to recognize why Mr. Biglari is WRONG for Cracker Barrel, given our extremely successful year and our intent to leverage our current momentum to drive results, we also want to focus on why we firmly believe our existing slate of Board nominees is RIGHT for Cracker Barrel. Together with our Board, Cracker Barrel management will continue to regularly evaluate opportunities for improvement on all fronts: financially, operationally and strategically. We have updated our business priorities to keep the bar high and strive for better results. Our results for 2012 are evident not only in our bottom line, but in our stock price, and we hope you’ve benefitted from these successes. We believe we have a very strong and engaged Board in place, and the addition of Mr. Biglari or Mr. Cooley would be detrimental to the functioning of the Board and our ongoing progress.

Your Board of Directors strongly believes that electing Mr. Biglari or Mr. Cooley to our Board would be contrary to your best interests at precisely the point when our business is showing strong performance based on a robust business plan that we continue to successfully implement. We urge you to support all ten of your Board’s nominees.

To support your Board, vote the enclosed WHITE card and vote “FOR ALL” of the Company’s nominees to the Board. To ensure that your vote is received in time, vote by telephone or Internet by following the instructions on the Company’s WHITE card. We urge you NOT to sign any gold proxy card sent to you by Mr. Biglari. Even a withhold vote for Mr. Biglari and Mr. Cooley on his gold proxy card will cancel any previous proxy that you previously submitted to vote “FOR ALL” the Company’s nominees as it is only the latest dated proxy card that will be counted at the shareholder meeting.

If you have any questions or require assistance with voting your WHITE proxy card, please call

MacKenzie Partners, Inc., toll-free, at (800) 322-2885.

Sincerely,

Sandra B. Cochran

President and Chief Executive Officer

IMPORTANT ADDITIONAL INFORMATION

Cracker Barrel, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Cracker Barrel shareholders in connection with the matters to be considered at Cracker Barrel’s 2012 Annual Meeting. On October 4, 2012, Cracker Barrel filed a definitive proxy statement (as it may be amended, the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Cracker Barrel shareholders. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement, including Annex A thereto. Shareholders can obtain the Proxy Statement, any amendments or supplements to the Proxy Statement and other documents filed by Cracker Barrel with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of our corporate website at www.crackerbarrel.com.

If you have any questions, require assistance with voting your WHITE proxy card,

or need additional copies of the proxy materials, please contact:

105 Madison Avenue

New York, NY 10016

cbrlproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885